SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2008

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Sale of Shares of Sorak Financial Holdings Pte. Ltd.

On March 28, 2008, the board of directors of Kookmin Bank (“Kookmin”) passed a resolution to approve the sale of shares of Sorak Financial Holdings Pte. Ltd. (“SFH”). Details of the sale are as follows:

¢	Number of shares to be sold: 1,422,216 shares.

¢	Sale price: Won 374,954,949,642.

¢	Total number of shares of SFH to be owned by Kookmin following the sale: none

¢	Purpose of sale: Realization of profit on investment.

¢	Other relevant information:

-

The sale price stated above is calculated as follows: Share price of SFH (IDR 2,436,611.39) x 1,422,216 shares x Won 0.1082 (based on exchange rate in effect on March 28, 2008 (IDR 100 = Won 10.82)). The sale price is subject to change due to changes in the exchange rate.

-	Kookmin plans to complete the sale of its shares of SFH before the end of the third quarter of 2008.

-

Kookmin’s planned sale is subject to the sale by Fullerton Financial Holdings (“FFH”), the largest shareholder of SFH, of its SFH shares to Malayan Banking Berhad (“Maybank”). If FFH agrees to sell its shares of SFH to Maybank, Kookmin has a right to tag along in the sale. As a result, Kookmin’s planned sale of SFH shares is subject to change.

-	This disclosure is related to the disclosure filed on March 27, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: March 31, 2008	By:	/s/ Donald H. MacKenzie
(Signature)

	Name:	Donald H. MacKenzie
	Title:	Senior EVP / CFO Executive Director